UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 11, 2022

BIOTECH ACQUISITION COMPANY

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39935	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 West 25th Street, 20th Floor

New York, New York 10001

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 227-1905

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	BIOTU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	BIOT	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	BIOTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

As previously disclosed, on November 8, 2021, Biotech Acquisition Company, a special purpose acquisition company organized under the laws of the Cayman Islands (“BAC”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”).

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”), which contains updates to a previously filed investor presentation on BAC’s Form 8-K, dated November 8, 2021 (as previously updated by a previously filed investor presentation on BAC’s Form 8-K, dated March 15, 2022).

Information Sources; No Representations

The Investor Presentation has been prepared for use by BAC and Blade in connection with the proposed business combination between BAC and Blade (the “Transaction”). The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of BAC derived entirely from BAC, and with all information relating to the business, past performance, results of operations and financial condition of Blade derived entirely from Blade. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given with respect to the Investor Presentation. To the fullest extent permitted by law in no circumstances will BAC or Blade, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Investor Presentation, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Blade has been derived, directly or indirectly, exclusively from Blade, and has not been independently verified by BAC. The independent auditors of BAC and the independent auditors of Blade have not audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the Investor Presentation, and, accordingly, none of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the Investor Presentation.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Transaction. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transaction, BAC has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus, to be used at the meeting of its shareholders to approve the proposed merger between Blade and BAC, as well as related matters. Promptly after the registration statement is declared effective by the SEC, BAC will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of BAC as of a record date for the meeting of BAC shareholders to be established for voting on the Transaction. Investors are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Transaction that BAC has filed or will file with the SEC, when they become available, because they will contain important information about BAC, Blade, and the Transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the Transaction (when they become available), and any other documents filed by BAC with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by BAC with the SEC may also be obtained free of charge upon written request to Biotech Acquisition Company, 545 West 25th Street, 20th Floor, New York, NY 10001.

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Participants in the Solicitation

BAC and its directors and executive officers may be deemed participants in the solicitation of proxies from BAC’s shareholders with respect to the business combination and related matters. Information about BAC’s directors and executive officers and a description of their interests in BAC and the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available and will be available free of charge at the SEC’s website (www.sec.gov).

Blade and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of BAC in connection with the proposed business combination and related transactions. Information about Blade’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available and can be obtained free of charge as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy, or a recommendation to purchase, any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of BAC, Blade and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the expectations of BAC and Blade with respect to future performance of BAC, anticipated financial impacts of the Transaction, the products and anticipated opportunities and addressable market for BAC, the satisfaction of the closing conditions to the Transaction, and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the PIPE on its commitment, and BAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $75,000,000 minimum cash condition in the Merger Agreement; (3) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of BAC or Blade, or other conditions to the closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the ability to maintain the listing of BAC’s securities on a national securities exchange; (6) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of BAC to grow and manage growth economically and hire and retain key employees, officers and directors; (8) costs related to the Transaction; (9) changes in applicable laws or regulations; (10) the effect of the COVID-19 pandemic on BAC or Blade, and their ability to consummate the Transaction; (11) whether regulatory authorities determine that additional trials or data are necessary in order to obtain approval; (12) the timing, costs, conduct, and outcome of clinical trials and future preclinical studies and clinical trials, including the timing of the initiation and availability of data from such trials; (13) the risks that BAC’s products in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other authorities, or that approval may be otherwise delayed or subject to unanticipated conditions); (14) the possibility that BAC or Blade may be adversely affected by other economic, business, and/or factors such as a highly competitive market; (15) the ability to execute BAC’s business plan and strategy; (16) the outcome of any legal proceedings that may be instituted against BAC or Blade related to the Transaction; (17) the ability to protect and enhance the corporate reputation and brand of BAC; and (18) other risks and uncertainties to be identified in the prospectus/proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by BAC. BAC and Blade caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of BAC or Blade undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2022

BIOTECH ACQUISITION COMPANY

By:	/s/ Michael Shleifer
	Name:	Michael Shleifer
	Title:	Chief Executive Officer

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